March 7, 2017
Mr. Hugh West
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Franklin Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2016
Filed November 14, 2016
File No. 001-09318

Dear Mr. West:

We have received your letter dated February 21, 2017. Set forth below are each of the comments in your letter followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2016
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Assets Under Management, page 32

1.	Comment:

We note your discussion on page 35 that your AUM decreased due to $86.5 billion of net new outflows, which primarily were in global/international products with long-term investment objectives. Please revise your discussion in future filings to provide additional qualitative factors that drove the net outflows. For example, discuss whether the outflows are primarily occurring in one or across multiple funds, a single or multiple customers, whether due to poor performance, fee rate pressure or reallocation into other investment objectives, among other possible factors. Refer to Item 303(a)(3) of Regulation S-K for guidance.

Response:

In future filings, we will revise our disclosure to provide additional qualitative factors reflected in net flows in periods when such amounts are significant. These factors may include flows in particular fund strategies or account types and any other identifiable facts.

Other Income (Expenses), page 43

2.	Comment:

We note that your other income, net increased $133.3 million in fiscal year 2016 compared to fiscal year 2015 primarily due to higher market valuations and that your equity method investees generated income of $56.7 million as compared to losses of $63.2 million in the prior year. Please revise your discussion in future filings to identify significant drivers causing the higher or lower market valuations and equity method investee performance, including specific business activities, industry or geography concentrations or any other specific factors impacting the results.

Response:

In future filings, we will revise our disclosure to identify significant factors reflected in higher or lower market valuations and equity method investee performance in periods when such amounts are significant. Our equity method investees and trading security investments primarily consist of investment funds and other securities. The factors may include concentrations in specific investment objectives or strategies by the investees and any other identifiable specific factors impacting their market values.

Item 8. Financial Statements and Supplementary Data
Note 11. Commitments and Contingencies
Legal Proceedings, page 89

3.	Comment:

We note your disclosure relating to the July 28, 2016 class action lawsuit and that you cannot predict with certainty the eventual outcome or whether it will have a material negative impact on the Company. ASC 450-20-25-2 requires only that a loss contingency be reasonably estimable, not determinable with certainty. Please revise your future filings to disclose the reasonably possible loss or range of reasonably possible loss in excess of the amounts accrued as required by ASC 450-20-50-3 and 50-4. If you cannot reasonably estimate the possible loss or range of possible loss, specify this inability in your future disclosures as required by ASC 450-20-50-4b.

Response:

In future filings, we will revise our disclosure to either disclose the reasonably possible loss or range of reasonably possible loss in excess of the amounts accrued or specify our inability to reasonably estimate the possible loss or range of possible loss, as appropriate based on the facts at the time.

Please do not hesitate to contact me at 650-312-2230 if you have any additional questions.

Sincerely,

/s/ Kenneth A. Lewis

Kenneth A. Lewis
Chief Financial Officer and Executive Vice President
Franklin Resources, Inc.

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